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Exhibit D-8


                    UNITED STATES OF AMERICA 91 FERC & 61,043
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners:  James J. Hoecker, Chairman;
                       William L. Massey, Linda Breathitt,
                       and Curt Hebert, Jr.


Delmarva Power & Light Company;
Atlantic City Electric Company                            Docket No. EL00-52-000


                  ORDER GRANTING PETITION FOR DECLARATORY ORDER

                             (Issued April 13, 2000)

         On March 1, 2000, Delmarva Power and Light Company (Delmarva) and Atlantic City Electric Company (Atlantic) filed a petition for declaratory order (Petition) seeking authorization to pay dividends out of paid-in capital, and approval of the related accounting for such dividends. Delmarva and Atlantic filed the Petition on their behalf and on behalf of all of their affiliated companies that will participate in an intra-corporate transaction to dispose of jurisdictional assets (collectively, Applicants) pursuant to section 203 of the Federal Power Act (FPA)(1) in Docket No. EC00-40-000. As discussed below, we will grant the Petition, based on the circumstances of this case.

Background and the Transaction Participants



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         (1) 16 U.S.C. Section 824b (1994).
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         Delmarva and Atlantic are subsidiaries of Conectiv, which is a registered public utility holding company under the Public Utility Holding Company Act. Delmarva and Atlantic presently are vertically integrated public utilities and own and operate generation, transmission and distribution facilities. They plan to transfer jurisdictional facilities to DPL REIT, Inc.
(CDG) and Conectiv Atlantic Generation, LLC (CAG), which are corporate subsidiaries of Delmarva and Atlantic respectively.(2) In the long run, Delmarva and Atlantic will be wires companies that provide transmission and distribution services only.(3) Two other affiliate companies pertinent to the transaction are ACE REIT, Inc. (ACE REIT), which now is a wholly owned subsidiary of Atlantic, and Conectiv Energy Holding Company (CEH), a soon-to-be-incorporated intermediate holding company within the Conectiv family.

The Proposed Transaction

         Applicants state that Delmarva will transfer jurisdictional facilities to CDG. Then Delmarva will declare a capital dividend in the form of CDG common stock and distribute the stock to Conectiv. Conectiv subsequently will transfer the CDG stock to CEH. Atlantic will transfer facilities to CAG. Atlantic will then transfer its CAG common stock to ACE REIT. Next, Atlantic will cause the transfer of its ACE REIT common stock to Conectiv as a capital dividend. Conectiv will then transfer that common stock to CEH.(4) At the conclusion of the transaction, CEH will own directly CDG stock and will own


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         (2) The Commission will rule on this section 203 case in Docket No.
EC00-40-000, the companion proceeding to this case.

         (3) Petition at p.2.

         (4) Petition at p.2.
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indirectly through ACE REIT, CAG stock. The two dividends paid out of capital accounts are: 1) the dividend of CDG stock from Delmarva to Conectiv; and 2) the dividend of ACE REIT stock from Atlantic to Conectiv.(5)

Notice of Filing and Interventions and the Petition

         Notice of the Petition was published in the Federal Register, 65 Fed.Reg.15,627 (2000), with comments, protests and interventions due on or before April 6, 2000. None was filed.




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         (5) Id.
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         In the Petition, the Applicants claim that the dividend payments of CDG stock to Conectiv and of ACE REIT stock to Conectiv, while made from paid-in capital accounts, should not be prohibited by section 305(a) of the FPA because the abusive circumstances which that provision was designed to address are not present in this transaction.(6) Applicants maintain that the transaction does not result in the personal financial benefit of utility company officials, does not defraud the general public and does not undermine the financial health of Delmarva or Atlantic.(7) As part of the Petition, Applicants include in an Appendix A proposed accounting journal entries that reflect the capital dividend payments. In addition, Applicants include in the Petition an unaudited accounting description of a possible future like-kind exchange of property between CDG and a yet-to-be-determined unaffiliated purchaser. Applicants indicate that if the like-kind transaction does occur, the value of the CDG common stock paid as a capital dividend would increase by approximately $26 million dollars.(8)

Discussion

         We will grant the Petition because, as Applicants maintain, the concerns underlying section 305(a) of the FPA are not present in the circumstances of this transaction. Section 305(a) of the FPA reads

         It shall be unlawful for any officer or director of any public utility to receive for his own benefit, directly or indirectly, any money or thing of value in respect of the negotiation, hypothecation, or sale by such public utility of any security issued or to be issued by such public utility, or to share in any of the proceeds thereof, or to participate in the making or paying of any dividends of such public utility from any funds properly included in capital account.

16 U.S.C. Section 825d(a) (1994) (emphasis added).

The concerns underlying the enactment of section 305(a) of the FPA included "that sources from which cash dividends were paid were not clearly identified and that holding


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         (6) Id. at p.5.

         (7) Id.

         (8) Petition at p.3. We do not consider in this decision Applicants' speculation that they may engage in a like-kind exchange of property at some future date.
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companies had been paying out excessive dividends on the securities of their operating companies."(9) A central concern thus "was corporate officials raiding corporate coffers for their personal financial benefit."(10) The record in this case justifies no such concerns.

         While both of the dividend payments at issue in this proceeding are from capital accounts, the proposed accounting entries reflecting these payments are clear. In addition, the dividend payments are not cash payments and the proposed entries, therefore, do not evidence any excessive payments of cash dividends. The dividend payments are payments of stock made from one affiliated corporation to another to accommodate an intra-corporate transfer of jurisdictional facilities, the ultimate aim of which is to separate transmission and distribution service from generation service within the Conectiv family of companies. The dividend payments are not made to the public, and the record does not suggest any impropriety. The concerns underlying section 305(a) are not present in this proceeding. For these reasons, and under the circumstances of this case, we grant the petition and find that section 305(a) is not a bar to the two stock dividends in question in this transaction.




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         (9) Citizens Utilities Company, 84 FERC & 61,158 at 61,865 (1998).

         (10) Id.
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         We also approve the accounting related to the stock dividend payments.
When the facilities are initially transferred to the CDG and CAG, Delmarva and Atlantic propose to remove the original cost of those facilities, the related accumulated provision for depreciation, and the related deferred income taxes from Accounts 101, 108, 282 and 255;(11) they charge Account 123.1, Investments in Subsidiary Companies. Upon declaration of the dividend, Account 123.1 will be credited and Account 211, Miscellaneous Paid-In Capital, will be charged for the amount recorded therein. We find that the proposed accounting is consistent with the Commission's Uniform System of Accounts, except that the accounting for the initial transfer of the facilities should be cleared through Account 102, Electric Plant Purchased or Sold.

The Commission orders:

         (A) The petition for declaratory order is hereby granted, as discussed in the body of this order.

         (B) Applicants' proposed accounting is approved, as discussed in the body of this order.

         (C) Applicants shall file actual journal entries to clear Account 102, Electric Plant Purchased or Sold, within six months of the date of the transaction.


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         (11) Account 101, Electric Plant In Service; Account 108, Accumulated
Provision for Depreciation of Electric Utility Plant; Account 282, Accumulated Deferred Income Taxes-Other Property; Account 255, Accumulated Deferred Investment Tax Credits. 18 C.F.R. pt. 101 (1999).
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         (D) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

By the Commission.

( S E A L )



                                                David P. Boergers,
                                                     Secretary.